SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

TRI Pointe Homes, Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

87265H109
(CUSIP Number)

Del Mar Asset Management, LP One Grand Central Place 60 East 42nd Street Suite 450 New York, NY 10165 Attention: Jeffrey Hwang (212) 328-7137
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87265H109	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON DEL MAR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,617,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,617,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,617,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87265H109	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON DEL MAR ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,617,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,617,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,617,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87265H109	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON DEL MAR MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,617,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,617,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,617,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87265H109	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON DAVID FREELOVE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,617,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,617,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,617,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87265H109	SCHEDULE 13D	Page 6 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Shares"), of TRI Pointe Homes, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 19520 Jamboree Road, Suite 200, Irvine, California 92612.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:
(i) Del Mar Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to Shares directly held by it;

(ii) Del Mar Asset Management, LP, a Delaware limited partnership ("DMAM"), which serves as the investment manager of the Master Fund, with respect to the Shares directly held by the Master Fund;

(iii) Del Mar Management, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of DMAM, with respect to the directly held by the Master Fund; and

(iv) Mr. David Freelove ("Mr. Freelove"), who serves as the managing member of the GP, with respect to the Shares directly held by the Master Fund.

The Master Fund, DMAM, the GP and Mr. Freelove are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

(b)	The address of the business office of each of the Reporting Persons is One Grand Central Place, 60 East 42nd Street Suite 450, New York, NY 10165.

(c)	The principal business of: (i) the Master Fund is to serve as a private investment limited partnership, (ii) DMAM is to serve as investment manager to a variety of private investment funds and managed accounts, including the Master Fund, (iii) GP is to serve as the general partner of DMAM and (iv) Mr. Freelove, an individual, is to serve as the managing member of the GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 87265H109	SCHEDULE 13D	Page 7 of 13 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Master Fund is a is a company organized under the laws of the Cayman Islands. DMAM is a limited partnership organized under the laws of the State of Delaware. GP is a limited liability company organized under the laws of the State of Delaware. Mr. Freelove is a United States citizen.

The Reporting Persons have executed a Joint Filing Agreement, dated January 24, 2014, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares by the Master Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $27,844,807.16 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity. Accordingly, the Reporting Persons may not be eligible to report this position on a Schedule 13G. See Colish, Faith (No-Act., Available March 24, 1980). On November 4, 2013, the Issuer filed a Current Report on Form 8-K disclosing it had entered into a Transaction Agreement, dated as of November 3, 2013 (the "Transaction Agreement") with Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), Weyerhaeuser Real Estate Company, a Washington corporation and an indirect wholly owned subsidiary of Weyerhaeuser, and Topaz Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of the Issuer. The transactions contemplated by the Transaction Agreement are hereinafter referred to as the "Proposed Transaction".

CUSIP No. 87265H109	SCHEDULE 13D	Page 8 of 13 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the terms of the Proposed Transaction and any other offers or developments related thereto, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 31,597,907 Shares reported to be outstanding as of November 6, 2013 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 13, 2013.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares within the past sixty days by the Master Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the Shares within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

CUSIP No. 87265H109	SCHEDULE 13D	Page 9 of 13 Pages
(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 87265H109	SCHEDULE 13D	Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2014

/s/ David Freelove
David Freelove
(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd.

CUSIP No. 87265H109	SCHEDULE 13D	Page 11 of 13 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: DEL MAR MASTER FUND, LTD.

Robert Meschi serves as a director of the Master Fund. His business address is 200 Bellevue Parkway, Suite 210, Wilmington, Delaware 19809. His principal occupation is serving as Senior Vice President of Intertrust Delaware. Robert Meschi is a citizen of the United States.

Michelle Wilson-Clarke serves as a director of the Master Fund. Her business address is P.O. Box 30872, Grand Cayman KY1-1204, Cayman Islands. Her principal occupation is serving as a principal of Carne Global Financial Services (Cayman) Limited. Michelle Wilson-Clarke is a citizen of the United States.

Mr. Freelove serves as a director of the Master Fund. Mr. Freelove is a Reporting Person.

CUSIP No. 87265H109	SCHEDULE 13D	Page 12 of 13 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker.

DEL MAR MASTER FUND, LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*
01/10/2014	350,000	17.36
01/10/2014	(350,000)**	17.35
01/13/2014	300,000	17.27
01/13/2014	(300,000)**	17.27
01/14/2014	260,000	17.11
01/14/2014	(260,000)**	17.11

* Excluding commissions.

** Short sale

CUSIP No. 87265H109	SCHEDULE 13D	Page 13 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 24, 2014

/s/ David Freelove
David Freelove
(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd.